Exhibit 12.1

DYNEGY HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Pro Forma(a)	Historical	Pro Forma
	Historical						Three Months Ended
	Years Ended December 31,					Year Ended December 31, 2005	March 31, 2006	March 31, 2006
	2001	2002	2003	2004	2005
	(in millions, except ratios)
Computation of Loss:
Pre-tax earnings (losses) from continuing operations, adjusted for minority interest	737	(1,342)	(625)	(444)	(872)	(1,003)	27	52
Less: undistributed earnings (losses) from equity investees	92	(126)	(5)	(6)	(68)	(68)	2	2

Computed Earnings (Loss)	$645	$(1,216)	$(620)	$(438)	$(804)	$(935)	$25	$50

Fixed Charges:
Interest costs:
Interest Expense and amortization of financing costs and discount and premium on all indebtedness	152	286	338	359	373	272	78	53
Capitalized	20	16	12	4	3	3	1	1
Estimated interest component of rental expenses	33	71	66	67	67	67	16	16

Total fixed charges	$205	$373	$416	$430	$443	$342	95	70

Pre-tax computed earnings (losses) and fixed charges, exclusive of capitalized interest	$830	$(859)	$(216)	$(12)	$(364)	$(596)	119	119

Ratio of earnings (losses) to fixed charges(b)	4.04	—	—	—	—	—	1.25	1.70

(a)	To give effect to (i) the consummation of this offering and the application of the estimated net proceeds from this offering as described under “Use of Proceeds,” (ii) the Senior Secured Credit Facility, (iii) the consummation of the SPN Tender Offer (assuming the tender of all outstanding Second Priority Notes pursuant to the terms of the SPN Tender Offer), (iv) the Cash Collateral Return, (v) the Sterlington Payment and (iv) the pending Term L/C Facility, as if these transactions had each occurred on January 1, 2005.
(b)	For the years ended December 2002, 2003, 2004, and 2005, earnings were insufficient to cover fixed charges by $1,232 million, $632 million, $442 million and $807 million, respectively. For the pro forma year ended December 31, 2005, earnings were insufficient to cover fixed charges by $938 million.